Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ISSUE OF NEW H SHARES UNDER GENERAL MANDATE

Financial Adviser

The Board is pleased to announce that on 27 March 2017, the Company entered into the Subscription Agreement with the Subscriber pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 Subscription Shares, at the Subscription Price of HK$1,553.28 million, upon the terms and subject to the conditions set out in the Subscription Agreement.

The 270,606,272 Subscription Shares represent (i) approximately 9.68% of the existing number of issued H Shares, and approximately 2.76% of the existing number of issued Shares as at the date of this announcement; and (ii) 8.83% of the then total number of issued H Shares (assuming that there is no change in the total number of issued H Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), and approximately 2.68% of the then total number of issued Shares (assuming there is no change in the total number of issued Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), in each case, as enlarged by the allotment and issue of the Subscription Shares. The aggregate nominal value of the Subscription Shares under the Subscription will be RMB270,606,272.

Assuming 270,606,272 Subscription Shares are subscribed for under the Subscription, the gross proceeds from the Subscription will be approximately HK$1,553.28 million and the net proceeds from the Subscription will be approximately HK$1,547.87 million (after deduction of expenses of the Subscription payable by the Company). The Company intends to utilize the net proceeds for supplementing the general working capital of the Group.

Completion of the Subscription is subject to the fulfilment of a number of conditions. As such, the Subscription may or may not proceed. Further announcement(s) will be issued by the Company as and when appropriate in accordance with the Listing Rules.

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The Board is pleased to announce that on 27 March 2017, the Company and the Subscriber entered into (i) the Subscription Agreement, pursuant to which the Company has agreed to issue, and the Subscriber (or any of its direct or indirect wholly-owned Affiliates) has agreed to subscribe for 270,606,272 Subscription Shares, at the Subscription Price of HK$1,553.28 million, upon the terms and subject to the conditions set out in the Subscription Agreement; and (ii) the Framework Agreement and an implementation agreement thereunder in relation to a strategic cooperation and commercial arrangement between them.

A summary of the material terms of the Subscription Agreement and certain key principles regarding the Subscription as contemplated under the Framework Agreement is set out below.

I.	THE SUBSCRIPTION

The Subscription Agreement

Date

27 March 2017

Parties

(1) The Company, as the issuer.

(2) The Subscriber, as the subscriber.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, the Subscriber and its ultimate beneficial owner(s) are third parties independent of the Company and not connected persons (as defined under the Listing Rules) of the Company.

It is expected that the Subscriber will not become a substantial shareholder (as defined under the Listing Rules) of the Company as a result of the Subscription.

Subscription Shares

The 270,606,272 Subscription Shares represent (i) approximately 9.68% of the existing number of issued H Shares, and approximately 2.76% of the existing number of issued Shares as at the date of this announcement; and (ii) 8.83% of the then total number of issued H Shares (assuming that there is no change in the total number of issued H Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), and approximately 2.68% of the then total number of issued Shares (assuming there is no change in the total number of issued Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), in each case, as enlarged by the issue of the Subscription Shares. The aggregate nominal value of the Subscription Shares under the Subscription will be RMB270,606,272.

Ranking of Subscription Shares

The Subscription Shares will rank pari passu in all respects with other issued H Shares on the date of issuance of the Subscription Shares.

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Subscription Price

The Subscription Price of HK$1,553.28 million, representing HK$5.74 per Subscription Share, was determined after arm’s length negotiations between the Company and the Subscriber with reference to the latest financial account of the Company, the historical trading prices of H Shares, the market conditions and the confidence of the Subscriber in its proposed strategic cooperation with the Company.

HK$5.74 per Subscription Share represents:

(a)	a premium of approximately 4.6% to the closing price of HK$5.49 per H Share as quoted on the Stock Exchange on 27 March 2017, being the date of the Subscription Agreement;

(b)	a premium of approximately 7.0% to the average closing price of HK$5.36 per H Share as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Subscription Agreement; and

(c)	a premium of approximately 12.8% to the average closing price of HK$5.09 per H Share as quoted on the Stock Exchange for the last 20 consecutive trading days immediately preceding the date of the Subscription Agreement.

Assuming 270,606,272 Subscription Shares are subscribed for under the Subscription, the gross proceeds from the Subscription will be HK$1,553.28 million and the net proceeds from the Subscription will be approximately HK$1,547.87 million (after deduction of expenses of the Subscription payable by the Company). The net price (after deduction of expenses of the Subscription payable by the Company) per Subscription Share upon Completion will be approximately HK$5.72.

Conditions of the Subscription

Completion is conditional upon the satisfaction or waiver (if applicable) of the followings on or before the Long Stop Date:

(a)	the listing of, and the permission to deal in, the Subscription Shares having been granted by the Listing Committee of the Stock Exchange and such listing and permission not having been revoked on or prior to the Completion;

(b)	the Company holding or having obtained a General Mandate to issue the Subscription Shares;

(c)	approvals from SASAC and CSRC in connection with the transactions contemplated hereunder having been obtained;

(d)	receipt of written confirmation from CAAC with respect to the commercial arrangement between the parties envisaged by the Framework Agreement and the agreement in relation to the commercial arrangement having not been terminated on or before the Completion Date; and

(e)	other usual and customary conditions.

If any of the conditions set out above is not fulfilled or waived at or before 6:00 p.m. (Hong Kong time) on the Long Stop Date (or such other time and/or date as the Company and Subscriber shall mutually agree in writing), this Subscription Agreement may be terminated by either party by notice in writing to the other party.

Completion

Completion shall take place at 9:30 a.m. on the Completion Date, or such other time and date as the Company and the Subscriber may agree in writing, subject to the fulfilment or waiver of all the conditions as set out in the Subscription Agreement.

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Termination

The Subscription Agreement shall remain in full force and effect unless and until:

(a)	terminated by either party by notice in writing to the other party, if any of the conditions is not fulfilled (or waived in accordance with the Subscription Agreement) at or before 6:00 p.m. (Hong Kong time) on the Long Stop Date (or such other time and/or date as the Company and the Subscriber shall mutually agree in writing);

(b)	terminated by the Company and the Subscriber by mutual written agreement; or

(c)	the Framework Agreement is terminated in accordance with its terms.

Key principles of the Framework Agreement

•	Except for certain permitted transfers, the Subscriber shall not dispose of any of the Subscription Shares for a period of three (3) years (the "Lock-up Period") following the purchase of the Subscription Shares unless any Lock-up Termination Event occurs.

•	After the expiry of Lock-up Period, the Subscriber shall have the right to dispose of the Subscription Shares, and the Company shall have a right of first refusal to purchase such Subscription Shares. After the Lock-Up Period, the Subscriber shall notify the Company of its first disposal of Subscription Shares within three (3) Business Days following the consummation of such sale, and shall announce any subsequent disposals as and if required by applicable law.

•	Whilst the Framework Agreement is in effect, in the event the Company or any of its subsidiaries intends to sell or issue, or enter into any agreement to sell or issue, equity or equity linked securities (the "CSA Securities") of the Company or any such subsidiary to any airline that is then a member of or is participating in an airline alliance as agreed by the Company and Subscriber (other than a PRC Mainland airline company), or any Affiliate of any such airline, the Subscriber shall have a right of first refusal to purchase such CSA Securities.

•	Subject to applicable laws (including the Listing Rules), the Board will appoint one person to serve as an observer to the Board at the request of the Subscriber (the "Board Observer"). The Board Observer is allowed to attend all meetings of the Board whether in-person or by telephone or video-conference but will not be entitled to vote as a director. The Board Observer will be subject to the same non-disclosure, insider trading restrictions and conflicts of interest policies and procedures as and to the extent the same apply to the members of the Board from time to time. The Board Observer will no longer serve as the observer to the Board if any Board Observer Termination Event occurs.

The Directors consider that the Board Observer is expected to add value and contribute knowledge and expertise at the Board meetings of the Company. In addition, the Board Observer will be subject to the same strict confidentiality obligations and other restrictions applicable to the Directors in accordance with applicable laws (including the Listing Rules). Considering the proposed strategic cooperation between the Subscriber and the Company, the rights granted to and the obligations borne by the Subscriber, the industry stature and importance of the Subscriber, the Directors are of the opinion that the Board Observer arrangement is fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

II.	GENERAL MANDATE TO ISSUE THE SUBSCRIPTION SHARES

The Subscription Shares will be issued under the General Mandate.

Under the 2015 General Mandate, the Company is authorized to issue new H Shares not exceeding 20% of the total number of H Shares in issue at the date of the annual general meeting of the Company held on 27 May 2016, being a total of 558,983,400 new H Shares. As at the date of this announcement, no new H Shares have been issued under the General Mandate. The Subscription is therefore not subject to Shareholders’ approval.

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To the extent that the Completion cannot take place before the expiry of the 2015 General Mandate, the Subscription Shares are contemplated to be issued under a general mandate to be proposed to and subject to the approval of the Shareholders at the Company's 2016 annual general meeting unless the Stock Exchange consents to the Company's use of the expired 2015 General Mandate to issue the Subscription Shares.

III.	LISTING APPLICATION

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

IV.	EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately after Completion:

Shareholders	As at the date of this announcement		Upon completion of Subscription assuming no change in the total number of issued Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion
	Number of Shares	Approximate % to the total issued Shares	Number of Shares	Approximate %
Substantial Shareholders

CSAHC	4,039,228,665 A Shares	41.14%	4,039,228,665 A Shares	40.04%

Nan Lung Holding Limited	1,064,770,000 H Shares	10.85%	1,064,770,000 H Shares	10.55%

Public Shareholders

Subscriber	-	-	270,606,272 H Shares	2.68%

Other Public Shareholders	2,983,421,335 A Shares	30.39%	2,983,421,335 A Shares	29.57%

	1,730,147,000 H Shares	17.62%	1,730,147,000 H Shares	17.15%

Total	9,817,567,000	100%	10,088,173,272	100%

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Note: CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (which is an indirect wholly-owned subsidiary of Nan Lung Holding Limited) and 1,033,650,000 H Shares were directly held by Nan Lung Holding Limited.

Upon Completion, the Shares held by the Subscriber will be considered as being held "in public hands" under the Listing Rules.

V.	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising exercise on any issue of equity securities in the past 12 months preceding the date of this announcement.

The Company intends to utilize the net proceeds for supplementing the general working capital of the Group.

VI.	REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is actively seeking ways to strengthen its capital base and facilitate its strategic business development from time to time. The Company believes that the Subscription and the strategic cooperation with the Subscriber will help the Company to optimize its capital structure, improve its net assets to meet the capital needs. As the relevant matters of this cooperation still take time to be implemented and produce the expected benefits, the Company's performance this year will not be significantly impacted, but such cooperation is expected to provide continuous impetus for the Company's long-term growth. Moreover, the Subscription and strategic cooperation with the Subscriber will help the Company to improve its corporate governance, further strengthen the management and enhance its internationalization, increase its competitiveness and influence in the global aviation market, and lay a solid foundation for the Company to achieve the strategic goal of building a world-class aviation industry group.

In addition, the Company and the Subscriber may seek to increase cooperation in codesharing, transport sharing agreement, staff/experience sharing, sales, passenger loyalty program, and airport facilities sharing etc.

The Directors consider that the terms of the Subscription Agreement were entered into on normal commercial terms after arm’s length negotiations and the terms therein are fair and reasonable and are beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

VII.	INFORMATION OF THE CONTRACTING PARTIES

The Company

The principal business activity of the Company is that of civil aviation. In 2016, the Group ranked first among all Chinese airlines in terms of its fleet, safety record, network and volume of passenger. As at 31 December 2016, the Group had a fleet of 702 passenger and cargo aircraft, including the Boeing 787,777 and 737 series, as well as the Airbus 380, 330 and 320 series, ranking first in Asia. The general strategic goal of the Group is to establish itself into an influential international airlines with an extensive network; to form a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australasia and Africa. As at 31 December 2016, the Group operated more than 2,000 flights daily flying to 224 destinations in more than 40 countries and regions around the world, and provided up to 300 thousand seats to the market. Through close cooperation with members from the SKYTEAM, the Group connected 1,062 destinations in 177 countries and regions. In 2016, the Group’s volume of passenger traffic amounted to nearly 115 million, which has put the Group in a leading position among Chinese airlines for 38 consecutive years, and also to secure the top position in Asia.

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The Subscriber

The Subscriber is a corporation organized under the laws of the State of Delaware, United States of America.  The Subscriber is a wholly-owned subsidiary of American Airlines Group Inc., which offers an average of nearly 6,700 flights per day to nearly 350 destinations in more than 50 countries. American Airlines has hubs in Charlotte, Chicago, Dallas/Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix, and Washington, D.C. American Airlines is a founding member of the oneworld® alliance, whose members serve more than 1,000 destinations in more than 150 countries with about 13,200 daily flights.

VIII.	GENERAL

Warning: Completion of the Subscription is subject to the fulfilment of a number of conditions. As such, the Subscription may or may not proceed. Further announcement(s) will be issued by the Company as and when appropriate in accordance with the Listing Rules.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

IX.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Affiliate”	with respect to any person or entity, any other person or entity, directly or indirectly, Controlling, Controlled by or under common Control with such person or entity.

“A Share(s)”	A Share(s) of RMB 1.00 each in the capital of the Company

“Board”	the board of directors of the Company

“Board Observer Termination Event”	event agreed on by the Company and the Subscriber in the Framework Agreement, which will cause the Board Observer arrangement to terminate

“Business Day”	a day (other than a Saturday, Sunday or public holiday) on which licensed banks in Hong Kong, New York and the PRC are generally open for the transaction of normal banking business.

“CAAC”	Civil Aviation Administration of China or its competent regional counterparts

“China” or “PRC Mainland”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Completion”	means the completion of the Subscription in accordance with the terms and conditions of the Subscription Agreement

“Completion Date”	the date of Completion, which shall be the date falling on the fifth Business Day after the date on which all of the conditions are fulfilled (or waived in accordance with the Subscription Agreement), or such other date as mutually agreed by the parties

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“Control”	(a) ownership of more than 50% of the shares in issue or other equity interests or registered capital or voting power of a person or entity or (b) the power to direct or influence the management or policies of such person or entity (and such meaning shall also apply to the expressions “Controlling”, “Controlled by” or “common Control”)

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the director(s) of the Company

“Framework Agreement”	the framework agreement dated 27 March 2017 and entered into between the Company and the Subscriber in relation to a proposed strategic cooperation and other commercial arrangements between them

“General Mandate”	the approval granted by the shareholders of the Issuer by way of special resolution passed at the Company’s 2015 annual general meeting held on 27 May 2016, to authorise the Board to issue not more than 1,404,530,000 A Shares and 558,983,400 H Shares in accordance with Rule 19A.38 of the Listing Rules (the "2015 General Mandate"), or, to the extent that the Completion cannot take place before the expiry of the 2015 General Mandate, such approval granted by the Shareholders at the Company's 2016 annual general meeting unless the Stock Exchange consents to the Company's use of the expired 2015 General Mandate to issue the Subscription Shares

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Lock-Up Termination Event”	event agreed on by the Company and the Subscriber in the Framework Agreement, which will cause the Lock-Up Period to terminate

“Long Stop Date”	1 July 2017 (or such other date as the parties may mutually agree in writing)

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council of the PRC

“Share(s) ”	share of RMB1.00 each in the capital of the Company

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“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

"Subscriber"	American Airlines, Inc.

“Subscription”	the proposed subscription for the Subscription Shares by the Subscriber upon the terms and subject to the conditions set out in the Subscription Agreement

“Subscription Agreement”	the Subscription Agreement dated 27 March 2017 entered into between the Company and the Subscriber in relation to the Subscription

“Subscription Price”	HK$1,553.28 million, representing HK$5.74 per Subscription Share

“Subscription Share(s)”	270,606,272 new H Shares to be issued pursuant to the Subscription Agreement

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 March 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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